Filed by Chevron Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

Policy, Government and Public Affairs Chevron Corporation P.O. Box 6078 San Ramon, CA 94583-0778 www.chevron.com

News Release

FOR IMMEDIATE RELEASE

Chevron Corporation Statement on Unocal Transaction

      SAN RAMON, Calif., June 22, 2005 – Chevron Corporation has issued the following statement in response to the unsolicited offer for Unocal Corporation by CNOOC Limited, an affiliate of China National Offshore Oil Company (CNOOC), one of China’s government-controlled national oil companies:

      Chevron stands behind its April 4, 2005, merger agreement with Unocal, which has been approved by the boards of both companies. The Chevron/Unocal agreement combines compelling value, regulatory certainty and accelerated timing, providing a superior transaction for Unocal stockholders. We note today that Unocal publicly affirmed that its board continues to recommend the Chevron transaction.

      Chevron’s combination of cash and stock allows Unocal stockholders the opportunity to realize a premium on their investment in Unocal, while continuing their participation in the oil and gas sector through a leading global energy company. Unocal’s assets are a superb fit with Chevron’s operations and capabilities, creating long-term investment value for stockholders.

      A transaction with Chevron is highly likely to close, while the CNOOC proposal must undergo an extensive regulatory process in the United States and elsewhere.

      Chevron and Unocal are substantially finished with the regulatory process, having already received clearance to proceed from the Federal Trade Commission (FTC) and nearing completion of the process to enable a vote by Unocal stockholders expected in early August. To enable the vote to proceed, Unocal has set June 29, 2005, as its stockholder record date. Chevron is strongly committed to seeing its agreement through to the Unocal stockholder meeting and closing.

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6/22/05

Contact: Donald Campbell		925-842-2589
	(cell)	925-683-8405

Additional Information and Where to Find It

Chevron has filed a Form S-4, Unocal will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245.

Interest of Certain Persons in the Merger

Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.

Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this news release, including statements as to regulatory approvals for the merger, timing expectations to complete the merger and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal stockholders and regulatory agencies of the merger, the satisfaction of other closing conditions contained in the merger agreement and other risk factors relating to our industry as detailed from time to time in each of Chevron’s and Unocal’s reports filed with the SEC, including each such company’s most recent Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Chevron does not undertake any obligation to update publicly any forward-looking statements herein, whether as a result of new information, future events or otherwise.